UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FXCM Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

302693 106
(CUSIP Number)

David S. Sassoon
c/o FXCM, Inc.
55 Water Street, Floor 50, New York, NY 10041
(646) 432-2986]
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302693 106	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William Ahdout, individually and as Trustee of The William Ahdout 2010 GRAT and The William Ahdout 2012 GRAT
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,567,847
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,567,847
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,567,847
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 302693 106	13D/A	Page 3 of 4 Pages

Amendment No. 1 to Statement on Schedule 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by William Ahdout with the Securities and Exchange Commission on January 23, 2012 (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. This Amendment is being filed to report certain annuity payments from, and contributions to, grantor retained annuity trusts for the benefit of the Reporting Person and certain transfers by the Reporting Person and his grantor retained annuity trust to trusts for the benefit of the Reporting Person’s family.

Item 1.  Security and Issuer.

This Schedule 13D relates to the Class A common stock (“Class A Common Stock”) of FXCM Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 55 Water Street, Floor 50, New York, NY 10041.

Item 2.  Identity and Background.

This Schedule 13D is being filed by William Ahdout (the “Reporting Person”), individually and as trustee of The William Ahdout 2010 GRAT and The William Ahdout 2012 GRAT.

The Reporting Person is a citizen of the United States and is a Director of the Issuer. The Reporting Person is also the Chief Dealer and a Managing Director at the Issuer. The Issuer is an online provider of foreign exchange trading and related services to domestic and international retail and institutional customers and offers customers access to global over-the-counter foreign exchange markets. The principal business address of the Reporting Person is c/o FXCM Inc., 55 Water Street, Floor 50, New York, NY 10041.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The first paragraph of Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Person beneficially owns 4,567,847 units of FXCM Holdings LLC (“FXCM Holdings”), 2,398,919 of which are held directly and 2,168,928 of which are held by the William Ahdout 2012 GRAT, all of which were formerly held by The William Ahdout 2010 GRAT. The William Ahdout 2010 GRAT no longer holds securities of the Issuer, following distributions to the Reporting Person and trusts for the benefit of his family. These units were originally received by the Reporting Person in a reclassification of the outstanding limited liability company interests of FXCM Holdings effected prior to the initial public offering of the Class A Common Stock of the Issuer.

Item 4.  Purpose of Transaction.

The first paragraph of Item 4 of the Schedule 13D is hereby amended and restated as follows:

The information set forth under Items 3 and 6 is hereby incorporated by reference.

On February 22, 2012, the William Ahdout 2010 GRAT distributed 2,168,928 units of FXCM Holdings to the Reporting Person, who contributed those units of FXCM Holdings Inc. to the William Ahdout 2012 GRAT. These transactions did not change the Reporting Person’s beneficial ownership in shares of Class A Common Stock.

On November 30, 2012, the William Ahdout 2010 GRAT terminated and transferred 2,398,919 units of FXCM to the Reporting Person, individually, and transferred 667,464 units of FXCM Holdings to a trust for the benefit of the Reporting Person’s family, of which the Reporting Person is not a trustee. Additionally, on November 30, 2012, the Reporting Person, in his individual capacity, transferred 455,374 units of FXCM Holdings to a separate trust for the benefit of his family, for which the Reporting Person is not a trustee.

Item 5.  Interest in Securities of the Issuer.

The ownership percentages set forth below are based on 34,228,927 shares of the Issuer’s Class A Common Stock outstanding as of November 7, 2012 as set forth in the Quarterly Report on Form 10-Q/A filed by the Issuer with the Securities and Exchange Commission on November 13, 2012, plus the number of shares of Class A Common Stock that may be received upon exchange of units of FXCM Holdings beneficially owned by the Reporting Person.

(a)  As a result of the Exchange Agreement and his role as trustee of the William Ahdout 2012 GRAT, the Reporting Person may be deemed to beneficially own a total of 4,567,847 shares of Class A Common Stock (based on the number of shares of Class A Common Stock that may be received in exchange of units of FXCM Holdings), representing 11.8% of the total number of shares of Class A Common Stock outstanding.

(b) The Reporting Person has the sole power to vote and dispose of the shares of the Class A Common Stock that he beneficially owns.

(c) Other than as disclosed in Item 4, The Reporting Person has not effectuated a transaction in the class of securities reported since the sixty days prior to November 30, 2012.

(d)  Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person’s securities.

(e)  As a result of final payments pursuant to the trust agreement governing The William Ahdout 2010 GRAT, such trust ceased to beneficially own any securities of the Issuer as of November 30, 2012.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Person holds two shares of Class B common stock (the “Class B Common Stock”) of the Issuer, individually and as trustee of the William Ahdout 2012 GRAT. Each holder of Class B Common Stock is entitled to a number of votes at the Issuer’s stockholder meetings that is equal to the number of units in FXCM Holdings held by such holder, regardless of the number of shares of Class B Common Stock held by such holder.

CUSIP No. 302693 106	13D/A	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ William Ahdout
William Ahdout, as trustee of the William
Ahdout 2010 GRAT and the William Ahdout
2012 GRAT

Date: February 14, 2013